EXHIBIT 11

Chunghwa  Telecom

July 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jun 2012

1)            Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Jun	Invoice amount	15,817,398	17,360,113	(-)1,542,715	(-)8.89%

Jan-Jun	Invoice amount	98,637,160	95,553,969	(+)3,083,191	(+)3.23%

Jun	Net sales	15,675,317	16,346,964	(-)671,647	(-)4.11%

Jan-Jun	Net sales	94,358,831	95,529,120	(-)1,170,289	(-)1.23%

b              Trading purpose : None